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                              May 25, 2022

       George O'Leary
       Chief Financial Officer
       HealthLynked Corp
       1265 Creekside Parkway, Suite 302
       Naples, Florida 34108

                                                        Re: HealthLynked Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-55768

       Dear Mr. O'Leary:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures , page 31

   1. The Item 9A presentation in your Form 10-K for the fiscal year ended December 31, 2021 excludes an assessment
and effectiveness conclusion for internal control over financial reporting. Please amend
your Form 10-K to include all of the information required by
                                                        Items 307 and 308 of
Regulation S-K.
       Notes to Consolidated Financial Statements
       Note 2 - Significant Accounting Policies
       Revenue Recognition, page F-9

   2. Please revise your future filings to include all of the disclosures required by ASC 606-10-
                                                        50, as applicable, and
provide us a draft of your intended disclosure revisions.
                                                        Specifically, address
the following:
                                                            Regarding net
patient service revenues, explain the nature of the services provided,
 George O'Leary
HealthLynked Corp
May 25, 2022
Page 2
              while clarifying why some of your performance obligations are satisfied over time while others are satisfied at a point in time. Provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for contractual adjustments, discounts and price concessions and the amount of subsequent settlements with your third party payers as set forth in ASC 606-10-50-1(b), 50-17, and 50-20.
                Regarding Medicare shared savings revenue, provide us your analysis of principal versus agent considerations, and revise your disclosures as appropriate. We refer you to ASC 606-10-55-36 through 55-40. Explain to us the apparent disconnect between your statement on page F-10 that you bear all costs of the ACO operations until revenue is recognized, and your disclosure on page F-11 that states that shared savings expense is recognized in the period in which the shared savings revenue is recognized, i.e. in the period in which the CMS notifies you of the exact amount of shared savings to be paid. Refer us to the technical guidance upon which you relied.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameGeorge O'Leary                               Sincerely,
Comapany NameHealthLynked Corp
                                                               Division of
Corporation Finance
May 25, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName